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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of February 1998


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of notice to shareholders of Nordic American Tanker Shipping Limited (the "Company") issued on February 17, 1998, setting forth certain tax information for United States taxpayers who make a "Qualified Electing Fund" election with respect to their shareholdings in the Company in 1997.

ADDITIONAL INFORMATION

         The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.






































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                                       February 17, 1998

To: The Shareholders of
    Nordic American Tanker Shipping Limited
    That Are United States Taxpayers

         As you are aware, Nordic American Tanker Shipping Limited ("Nordic American") is a "Passive Foreign Investment Company" ("PFIC") for United States federal income tax purposes. The following is a PFIC annual information statement for the taxable year of Nordic American beginning on January 1, 1997 and ending on December 31, 1997. This statement is being provided so that you may report your pro rata share of Nordic American's income in the event that you have elected to treat Nordic American as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code.

         This statement should be attached to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Nordic American is: Cedar
House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.

























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                PFIC Annual Information Statement

1. This Information Statement applies to the taxable year of Nordic American Tanker Shipping Limited ("Nordic American") beginning on January 1, 1997 and ending on December 31, 1997
    (the "Taxable Year").

2.  (i)  Your pro rata share of the ordinary earnings of Nordic
         American for the Taxable Year may be determined as follows:

         (a) If you owned the same number of Nordic American shares from January 1, 1997 through December 31,
              1997, multiply the number of such Nordic American shares by $0.3406.1

         (b) If you did not own Nordic American shares for the entire period beginning January 1, 1997 and ending December 31, 1997, multiply the number of shares you owned by $0.3406, divide the result by 365, and multiply by the number of days during 1997 that you held such shares.2

         (c)  If you owned different numbers of Nordic American
              shares at different times during 1997, perform the
              calculation specified in (b) above separately for
              each lot of shares owned.
____________________

1. It is not clear whether a warrant to acquire a Nordic American share should be treated as a share for these purposes. The per share amount set forth above was computed by treating the warrants as shares. If the warrants are not treated as shares, the per share amount would be $0.0858 since the issuance of shares pursuant to the warrant exercise occurred on October 1, 1997.

2. As noted in note 1, it is not clear whether a warrant to acquire a Nordic American share should be treated as a share for these purposes. If warrants are treated as shares you would make this calculation based on the number of days during 1997 that you owned warrants or shares. For example, if warrants are treated as shares and you acquired 100 warrants on July 1, 1997, acquired shares on October 1, 1997 by exercising the warrants, and held the shares throughout the remainder of 1997, your pro rata share of Nordic American's ordinary earnings would be $17.17 (i.e. 100 x $0,3406 x 184/365. However, if the warrants are not treated as shares, your pro rata share of Nordic American's ordinary earnings for 1997 would be $8.58 (i.e. 100 x $0.3406 x 92/365).


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    (ii) Your pro rata share of the net capital gain of Nordic
         American for the Taxable Year is zero.

3. The amount of cash and fair market value of other property distributed or deemed distributed by Nordic American during the Taxable Year is as follows:

    Cash:     See note3

    Fair Market Value of Property:  0

4. Nordic American will permit you to inspect and copy Nordic American's permanent books of account, records, and such other documents as may be maintained by Nordic American that are necessary to establish that PFIC ordinary earnings and net capital gain, as provided in section 1293 (e) of the Internal Revenue Code, are computed in accordance with U.S. income tax principles.

                             NORDIC AMERICAN TANKER SHIPPING
                                LIMITED


Date: February 17, 1998      By:  /s/ Herbjorn Hansson
                                  _____________________________


                             Title: CHAIRMAN

THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST THOSE SHAREHOLDERS WHO HAVE MADE A QEF ELECTION WITH RESPECT TO NORDIC AMERICAN IN MAKING CERTAIN PFIC CALCULATIONS, AND DOES NOT CONSTITUTE TAX ADVICE. THOSE SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE LOCAL OR FOREIGN LAW OF THE OWNERSHIP OF COMMON SHARES.






____________________

3. On November 10, 1997, Nordic American made a distribution of $0.30 per share to shareholders of record on October 27, 1997. Nordic American's earnings and profits for the Taxable Year exceeded the amount of the distribution. Accordingly, 100% of the distribution represents a dividend and no portion of the distribution is a return of capital.


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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  February 24, 1998         By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer

































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